UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.  5)

Lev Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

 (Title of Class of Securities)

52730C101

 (CUSIP Number)

Judson A. Cooper
Lev Pharmaceuticals, Inc.
675 Third Avenue, 22nd Floor
New York, New York 10017

Copy to:

Michael A. Goldstein, Esq.
Becker & Poliakoff, LLP
45 Broadway
New York, New York 10006
(212) 599-3322

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 pages)

SCHEDULE 13D

CUSIP No. 52730C101

1.	Names of Reporting Persons Judson A. Cooper I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: None 8. Shared Voting Power: None 9. Sole Dispositive Power: None 10. Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

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Explanatory Note

This Amendment No. 5 to Schedule 13D is being filed by Judson A. Cooper in connection with the common stock of Lev Pharmaceuticals, Inc. (“Lev” or the “Company”) to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005 by Mr. Cooper, Joshua D. Schein and Prism Ventures LLC; as amended by Amendment No. 1 to Schedule 13D filed on January 25, 2008 by Mr. Cooper, Dr. Schein and Prism Ventures LLC; as further amended by Amendment No. 2 to Schedule 13D filed on May 23, 2008 by Mr. Cooper and Dr. Schein; as further amended by Amendment No.3 to Schedule 13D, filed on July 18, 2008 by Mr. Cooper; and as further amended by Amendment No. 4 to Schedule 13D, filed on August 27, 2008 by Mr. Cooper (collectively, the “Prior 13Ds”). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds. Other than as set forth herein, there has been no material change in the information set forth in the Prior 13Ds. This Amendment No. 5 amends the Prior 13Ds as specifically set forth herein.

Item 4.   Purpose of Transaction

The disclosure in Item 4 of the Prior 13Ds filed by Mr. Cooper is hereby amended and supplemented to include the following:

On July 15, 2008, Lev, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), and HAE Acquisition Corp., a wholly owned subsidiary of ViroPharma (“Acquisition Sub”), whereby Acquisition Sub would merge with and into the Company with the Company being the surviving corporation and a wholly owned subsidiary of ViroPharma (the “Merger”). The Merger Agreement provides that, upon consummation of the Merger, each share of common stock, par value $.01 per share, of Lev (“Lev Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Lev Common Stock owned by Lev or ViroPharma or their wholly owned subsidiaries or as to which statutory appraisal rights are perfected) will be converted into the right to receive (i) that number of shares of common stock, par value $.002 per share (“ViroPharma Common Stock”), of ViroPharma equal to the quotient determined by dividing $0.50 by the Average Closing Price (the “Exchange Ratio”); provided, that, if the Average Closing Price is less than $10.03, the Exchange Ratio will be 0.050 and if the Average Closing Price is greater than $15.68, the Exchange Ratio will be 0.032, (ii) $2.25 in cash, without interest, and (iii) a non-transferable contingent value right (“CVR”) that provides for contingent consideration of up to $1.00 per share. The ViroPharma Common Stock, cash consideration described above and the CVRs may be collectively referred to herein as the “Merger Consideration”. As used herein, “Average Closing Price” means the average daily closing price per share of the ViroPharma Common Stock on The Nasdaq Stock Market for the 20 consecutive trading days ending on (and including) the second trading day immediately prior to the effective time of the Merger.

Pursuant to the Merger Agreement, upon the consummation of the Merger on October 21, 2008, among other things, (i) Acquisition Sub merged with and into Lev; (ii) Lev continued in existence as the surviving corporation in the Merger; (iii) Lev became a wholly owned subsidiary of ViroPharma following the Merger; (iv) each share of Lev Common Stock (subject to certain exceptions set forth in the Merger Agreement) was converted into the right to receive the Merger Consideration; (v) the directors and officers of Acquisition Sub became the directors and officers, respectively, of the Company; (vi) the Certificate of Incorporation of the Company as in effect immediately prior to the Merger, remained the Certificate of Incorporation until thereafter changed or amended; and (vii) the Bylaws of the Company, as in effect immediately prior to the Merger, remained the Bylaws of the Company until thereafter changed or amended. Upon consummation of the Merger, the shares of Lev Common Stock will cease to be quoted on the OTC Bulletin Board and became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(Page 3 of 4 pages)

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5(a) - (b) of the Prior 13Ds are hereby amended and supplemented as follows:

(a) - (b) Prior to the consummation of the Merger, Mr. Cooper may have been deemed to be the beneficial owner of an aggregate of 17,332,153 shares of Lev Common Stock. Such shares consisted of: (a) 13,003,968 shares of Lev Common Stock; (b) 2,000,000 shares of restricted Lev Common Stock which were deemed beneficially owned pursuant to Rule 13d-3, of these shares, 1,000,000 shares of restricted stock vested on October 10, 2008 upon Lev’s receipt of FDA Approval, as contemplated by the Second Amendment and Restated Employment Agreement, dated as of December 20, 2007, between Mr. Cooper and Lev. Pursuant to the terms of the Merger Agreement, the remaining 1,000,000 shares of restricted stock became fully vested as of the Effective Date; (c) 400,000 shares of Lev Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Lev Common Stock subject to vesting requirements as described in the Prior 13Ds); (d) 1,427,450 shares of Common Stock issuable upon exercise of then exercisable stock options issued in 2004; and (e) 500,735 shares of Lev Common Stock owned by certain family members of Mr. Cooper. As of August 27, 2008, the shares of Lev Common Stock together with all options held by Mr. Cooper that vested within 60 days of such date represented approximately 10.5% of the Lev’s outstanding capital stock, based on the number of shares of Lev Common Stock outstanding as represented by Lev in its definitive Proxy Statement dated September 22, 2008.

After giving effect to the closing of the Merger, as described in Item 4 of this Schedule 13D/A, the Reporting Person no longer beneficially owns any shares of Lev Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2008

/s/ Judson A. Cooper
Judson A. Cooper

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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